SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 UNDER THE SECURITIES EXCHANGE ACT OF
                                      1934

                            For the month of May 2006

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                              TAT Technologies Ltd.

6-K Items

     1. Press Release re TAT Technologies Reports First Quarter 2006 Results dated May 30, 2006.

                                                                          ITEM 1

Press Release                                      Source: TAT Technologies Ltd.

TAT Technologies Reports First Quarter 2006 Results

Tuesday May 30, 9:33 am ET

Increase of 96% in Revenues and 70% in Net Profit

Pre-Tax for the First Quarter 2006

GEDERA, Israel, May 30 /PRNewswire-FirstCall/ -- TAT Technologies limited (NASDAQ/NMS: TATTF - News), which is engaged in the manufacturing, repairs and overhauls of heat transfer equipment and other various accessories mainly used in aircraft, reported today a net profit of $2,044,394 on revenues of $16,407,030 in the first quarter ended March 31, 2006 compared to a net profit before tax of $1,205,107 on sales of $ 8,389,151 for the same period of 2005.

The Company's revenue for the quarter ($16,407,030) has increased 96% compared to revenues for the first quarter in 2005 ($8,389,151).

The net profit before tax, for the quarter ($2,044,394) increased 70% compared to net profit for the first quarter in 2005 ($1,205,107).

The net profit after tax for the quarter ($1,254,916) increased 59% compared to the net profit after tax for the first quarter of 2005 ($788,350).

The increase in revenues and profit is mainly due to the acquisition of Piedmont Aviation Component Services, LLC which contributed more than $8,000,000 to sales and due to the efficiency measures applied by the company since its acquisition.

TAT, together with its subsidiaries, is principally engaged in the manufacture, repair and overhaul of heat transfer equipment, such as heat exchangers, precoolers and oil/fuel hydraulic coolers used in aircraft, defense systems, electronic equipment and other applications. In addition the company manufactures and overhauls aircraft accessories and systems such as pumps, valves, Power Systems, Turbines, etc.

    AT THE COMPANY
    Mr. Israel Ofen
    Executive Vice-President and Chief Financial Officer
    +972-8-859-5411


                              TAT TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                     (Amounts in Thousands U.S $, Unaudited)

                                  Three Months Ended
                                       March 31
                                    2005      2006
    Revenues                       8,389    16,407
    Gross Profit                   2,652     4,420
    Income from Operations
    before Income Taxes And
    Minority Share in
    Subsidiary                     1,184     1,971
    Other Income                      21        73
    Net Income before tax          1,205     2,044
    Income tax                       417       789
    Net income after tax             788     1,255
    Earnings Per Share - $          0.13      0.21
    Weighed Average Shares     6,042,671 6,042,671
    Outstanding

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                                     (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                 Israel Ofen
                                                 Executive Vice President and
                                                 Chief Financial Officer


Date: May 30, 2006